

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail

Janet Somsen
President and Chief Executive Officer
Zippy Bags, Inc.
3464 South 7495 West
Magna, Utah 84044

> **Re: Zippy Bags, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2011**
> **File No. 333-173680**

Dear Mr. Somsen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated May 19, 2011, however we do not see the revised disclosure. Please explain why Rule 419 does not apply or revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Please also disclose in the filing whether you seek to engage in a merger, acquisition or business combination.

2. Clarify throughout your registration statement that the fixed price of $.001 per share applies to the duration of the 29-day offering and that you have no plans to have your securities quoted or traded on a market or exchange, if true.

Prospectus Summary, page 1

Snowboard Carrying Bags, page 1

3. We note your response to comment five in our letter dated May 19, 2011. Your response
    indicates that you have not manufactured a snowboard carrying bag, yet your disclosure
    states "Zippy bags has manufactured one sample/prototype snowboard carrying bag, to
    date" here and elsewhere in the document. Please reconcile or advise.

Description of Property, page 2

4. We note your response to comment nine in our letter dated May 19, 2011. Please also
    revise the disclosure to include this information in the "Interest of Management and
    Others in Certain Transactions" section on page 27, or advise.

Selling Security Holder, page 12

5. We note your response to comment 15 in our letter dated May 19, 2011 and your
    indication that you will file a Form D "if required to do so." Please tell us why you
    believe you are not required to do so. Alternatively, please file a Form D.

Plan of Distribution , page 12

6. You indicate at the top of page 13 that there are a "minimum number of shares to be
    offered per investor of 100." Please remove this reference or tell us why you believe it is
    necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

Overview, page 15

7. We note your response to comment 16 in our letter dated May 19, 2011, however, you do
    not appear to indicate what your plans are in order to raise the $75,000 you need to
    complete the marketing of your product. Please also clarify whether the $75,000 you
    need is solely for marketing purposes, as the table you provide at the bottom of page 15
    seems to include the expenses associated with your monthly $2,500 burn rate.

Liquidity and Capital Resources, page 17

Financing Activities, page 17

8. We note your response to comment 19 in our letter dated May 19, 2011. Please revise the disclosure to indicate if there are any limits on the funds Ms. Somsen is willing to provide. Please also revise the disclosure to indicate whether there is any written agreement that memorializes this commitment.

Management, page 24

Directors, Executive Officers, Promoters and Control Persons, page 24

Management Biographies, page 25

9. We note your response to comment 26 in our letter dated May 19, 2011. Please revise the disclosure to include Y2K Vending in Ms. Somsen's biography or advise.

Item 16. Exhibits, page II-1

10. We note your response to comment 27 in our letter dated May 19, 2011. Please file any share exchange agreement or subscription agreement utilized in the August 2010 private placement as exhibits, or advise. See Item 601(b) of Regulation S-K.

Undertakings, page II-2

11. We note your response to comment 29 in our letter dated May 19, 2011. Please provide the undertakings required by Items 512(a)(1-3) and (5)(ii) of Regulation S-K, and remove the undertaking required by Item 512(f), or advise.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director

cc: Steven M. Sager, Esq.
     BK Consulting & Associates, P.C.